April 2, 2007

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E., Stop 3720

Washington, D.C. 20549

Re:	ACT Teleconferencing, Inc. Form 10-K for Fiscal Year Ended December 31, 2005 Filed April 17, 2006

Forms 10-Q for Fiscal Quarter Ended June 30, 2006 File No. 0-27560

Dear Mr. Spirgel:

With respect to the comments raised by the Securities and Exchange Commission (the “SEC”) in its letter to Chief Financial Officer Mr. Rick Fresia dated March 20, 2007 (the “Comment Letter”) with respect to the above-referenced Annual Report on Form 10-K and Quarterly Report on Form 10-Q, we are providing additional clarification to our March 30 responses to items 2, 3, 4 and 7.

Form 10-K for Fiscal Year Ended December 31, 2006

Preferred Stock and Shareholders’ Equity, page F-14

2.	Please refer to prior comment #6. The 1,037,700 warrants issued in 2005 have a fair value based on a Black Sholes valuation model of approximately $31,000 at December 31, 2005. As this was not material, we did not record it on the balance sheet. We do understand that the warrants are considered a liability, however, at this point in time, a Black Sholes valuation of the warrants outstanding does not merit disclosure in our financial statements. We will evaluate the warrants each reporting period, and record them when their value approaches or exceeds their exercise price.

3.	Discuss the impact of adopting FSP EITF00-19-2 on your financial statements under SAB 11(M) in future filings.

FSP No. EITF 00-19-2 further clarifies that a financial instrument subject to a registration payment arrangement should be accounted for in accordance with other applicable generally accepted accounting principles (GAAP) without regard to the contingent obligation to transfer consideration pursuant to the registration payment arrangement. We do recognize that we may be subject to booking an estimate of the contingent obligation when the value of the warrants approaches or exceeds their exercise price.

We have added a note regarding the impact of EITF 00-19-2 to the financial statements included in our filing on Form 10K for the year ended December 31, 2006 reflecting that we are currently evaluating the impact EITF 00-19-2 could have on our financial position, results of operations or cash flows. We have had no transactions that would fall under FSP No. EITF-00-19-2 since its publication.

4.	We do understand that the warrants are considered a liability, however, at this point in time, a Black Sholes valuation of the warrants outstanding does not merit disclosure in our financial statements. We will evaluate the warrants at each reporting period, and record them when their value approaches or exceeds their exercise price.

Form 10-Q for the Fiscal Quarters Ended June 30, 2006

Consolidated Statements of Cash Flow, page 5

7. Please refer to prior comment #7.

Comments: We believe the proceeds from the sale of preferred stock issued used to repay the bridge loan is a non-cash transaction because no cash traded hands for $4.1 million of the repayment. Dolphin Direct Equity Partners, LP (“Dolphin”) purchased $4.1 million of our Series AA Preferred Stock. At that time, we owed them $7.0 million. Rather than Dolphin paying us $4.1 million and us paying them $7.0, we paid them $2.9 million in cash.

In future filings, we would provide the following disclosure:

In a non-cash transaction, $4.1 million due from Dolphin for the purchase of our Series AA preferred stock was used to offset the remainder of the $7.0 million we owed Dolphin.

Should you have any questions or require additional information, please do not hesitate to contact me at (303) 233-3500.

Sincerely,

/s/ Rick Fresia
Chief Financial Officer